UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. 2)
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Filed by a Party other than the Registrant   ☒
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Preliminary Proxy Statement

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Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

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Definitive Proxy Statement

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Definitive Additional Materials

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Soliciting Material Pursuant to §240.14a-12

Carver Bancorp, Inc.

(Name of Registrant as Specified in Its Charter)
Dream Chasers Capital Group LLC
Gregory Lewis
Shawn Herrera
Kevin Winters
Jeffrey Bailey
Jeffrey Anderson

(Name of Person(s) Filing Proxy Statement if other than the Registrant)
Payment of Filing Fee (Check all boxes that apply):
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No fee required.

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Fee paid previously with preliminary materials.

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Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

DATED DECEMBER 10, 2024
CARVER BANCORP, INC.
SUPPLEMENT TO
PROXY STATEMENT
OF
Dream Chasers Capital Group LLC
Gregory Lewis
Shawn Herrera
Kevin Winters
Jeffrey Bailey
Jeffrey Anderson
Explanatory Note
This Amendment No. 2 (the “Supplement”) supplements and amends the definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2024, as amended by the Amendment No. 1 thereto filed with the SEC on November 6, 2024 (the “Original Proxy Statement”; and, together with this Supplement, as may be further amended and supplemented, collectively, the “Proxy Statement”) by the Dream Chasers Capital Group LLC, Gregory Lewis, Shawn Herrera, Kevin Winters, Jeffrey Bailey and Jeff Anderson (collectively, the “Participants”) in connection with their solicitation of proxies (the “Proxy Solicitation”) from the stockholders of Carver Bancorp, Inc., a Delaware corporation (the “Company”), for, among other things, the election of two highly qualified director candidates to the board of directors of the Company at the Company’s annual meeting of stockholders scheduled to be held online via a live webcast at 11:00 a.m., local time, on December 12, 2024 (including any adjournments or postponements thereof, the “2024 Annual Meeting”).
Please read the Original Proxy Statement and this Supplement in their entirety, and, together, they contain all of the information that is important to your decisions in voting at the 2024 Annual Meeting. If you previously submitted a proxy card or a voting instruction form for the 2024 Annual Meeting, such proxy card or voting instruction form will continue to be valid and, unless otherwise instructed, will be voted at the 2024 Annual Meeting. Only your latest dated and signed proxy card or voting instruction form will be counted.
Except as described in this Supplement, the information provided in the Original Proxy Statement continues to apply as of the date hereof and this Supplement should be read in conjunction with the Original Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Original Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined, shall have the meanings set forth in the Original Proxy Statement.
YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY OR INSTRUCT US BY TELEPHONE OR VIA THE INTERNET TO VOTE FOR THE ELECTION OF JEFFREY “JEFF” ANDERSON AND JEFFREY BAILEY AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES, AND TO VOTE “AGAINST” PROPOSAL 4.
The implementing regulations for the Change in Bank Control Act (the “CICBA”) presume that certain relationships raise a rebuttable presumption of acting in concert for the acquisition of voting securities of a covered institution if the resulting group deemed acting in concert will own, control, or hold with the power to vote, 10 percent or more of any class of voting securities of the institution. Under the Change in Bank Control Act, the Reporting Persons may be deemed to hold a total ownership interest of approximately 11.6%.
In order to avoid the possibility of triggering a rebuttable presumption of a change in bank control, the Dream Chasers Group determined to and did divest on December 10, 2024, 88,000 shares to bring its ownership for purposes of the Change in Bank Control Act to less than 10% percent of any class of voting securities. Nothing herein shall be deemed an admission that a change in bank control has been triggered.
As of the date of this Supplement, the Reporting Persons each beneficially own (for purposes of Section 13(d) of the Exchange Act) an aggregate of 409,774 shares of Common Stock, which represent approximately 8% of the outstanding shares of Common Stock.
The Original Proxy Statement is hereby amended as follows:
1.
The third full paragraph at page 2 of the Original Proxy Statement is hereby amended and restated in its entirety to read: “As of the date of this Proxy Statement, the Participant’s beneficially own an aggregate of 409,774 Shares, representing approximately 8% of the Company’s outstanding Shares (based on information disclosed in the Company’s Proxy Statement as of the Record Date).”

2.
The first sentence of the third paragraph under the heading ADDITIONAL PARTICIPANT INFORMATION at page 15 of the Original Proxy Statement is hereby amended and restated in its entirety to read: “The Dream Chasers Beneficial Owners collectively beneficially own an aggregate of 409,774 Shares, representing approximately 8% of the Company’s outstanding Shares (based on information disclosed in the Company’s Proxy Statement regarding the number of outstanding Shares as of the Record Date).”

3.
Annex A to the Original Proxy Statement is hereby amended and restated in its entirety as follows:

Annex A
INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION
Below are the number of Shares that are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by each Participant as of the date of this Proxy Statement.1
A.	Dream Chasers2
Dream Chasers beneficially owns 238,300 Shares.
Percentage: Approximately 4.6%
B.	Herrera3
Herrera beneficially owns 81,100 Shares.
Percentage: Approximately 1.6%
C.	Winters3 4
Winters beneficially owns 69,000 Shares.
Percentage: Approximately 1.3%
D.	Bailey
Bailey beneficially owns 259,474 Shares, of which 161,200 Shares are jointly owned with his wife.5
Percentage: Approximately 5.0%
E.	Anderson
Anderson does not own any Shares in the Company.
Percentage: Approximately 0%

1
All percentage calculations for each of the Participants beneficial ownership set forth herein are based upon the aggregate of 5,140,872 shares of Common Stock outstanding as of the Record Date, as reported in the Company’s Proxy Statement.

2
Gregory Lewis is the sole manager of Dream Chasers and thereby may be deemed to have shared voting power and/or shared dispositive power, as applicable, with regard to, and therefore may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act), the Shares beneficially owned by Dream Chasers.

3
Herrera and Winters have each granted Dream Chasers a power of attorney to, among other things, vote their Shares pursuant to a Proxy and Power of Attorney dated as of November 1, 2024.

4
Winters entered into a Stock Transfer Agreement dated December 10, 2024 with Mathew Bradbury pursuant to which he transferred 88,000 shares of Common Stock. The purchase price payable thereunder is payable upon the sale of any of those shares by the transferee in the amount of $1.82 per share plus an amount equal to 50% of the net proceeds derived from any sale or other transfer above $1.82 per share.

5
Bailey has entered into a Proxy and Power of Attorney that grants full voting and investment discretion over 98,800 Shares to Garrett Kyle Bailey. In total, Bailey owns an aggregate of 358,274 Shares, however beneficially owns for purposes of Section 13(d) 259,474 Shares.

4.
Schedule s I and II to the Original Proxy Statement is hereby amended and restated in its entirety as follows:

SCHEDULE I
TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS
The Shares held by the Participants are or may be held in the ordinary course with other investment securities owned by each of them in comingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to such Participant, subject to applicable federal margin regulations, stock exchange rules and credit policies. The Shares referenced below that were or are held by the Participants were not purchased using margin credit.
The following transaction history shows all transactions by the Participants in Shares during the past two years.
Security	Date of Purchase/ Sale	Shares Purchased/ (Sold)
	DREAM CHASERS
Common Stock	5/12/2023	200
	KEVIN WINTERS
Common Stock	11/14/2022	(4100)
	12/10/2024	(88,000)
	SHAWN HERRERA
Common Stock	9/11/2024	4000
	JEFFREY BAILEY
Common Stock	9/8/2023	500
Common Stock	11/22/2023	2750
Common Stock	11/27/2023	10000
Common Stock	11/29/2023	5000
Common Stock	11/30/2023	5000
Common Stock	11/30/2023	5000
Common Stock	12/5/2023	2926
Common Stock	12/5/2023	1
Common Stock	12/5/2023	600
Common Stock	12/5/2023	172
Common Stock	12/5/2023	1301
Common Stock	12/6/2023	5000
Common Stock	12/7/2023	1000
Common Stock	12/8/2023	5000
Common Stock	12/15/2023	2000
Common Stock	1/4/2024	5000
Common Stock	1/8/2024	3184
Common Stock	1/8/2024	801
Common Stock	1/8/2024	800
Common Stock	1/8/2024	215
Common Stock	1/12/2024	100
Common Stock	1/12/2024	900
Common Stock	1/12/2024	5000

Security	Date of Purchase/ Sale	Shares Purchased/ (Sold)
Common Stock	1/19/2024	1142
Common Stock	1/19/2024	3781
Common Stock	1/19/2024	77
Common Stock	1/19/2024	200
Common Stock	1/19/2024	4300
Common Stock	1/19/2024	500
Common Stock	1/24/2024	1000

SCHEDULE II
SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
The following table is reprinted from the Company’s Proxy Statement and contains information regarding persons who beneficially own more than 5% of the shares of Common Stock and the ownership of the shares by the directors and executive officers of the Company.
Stock Ownership of Certain Beneficial Owners
Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership	Percent of Shares of Common Stock Outstanding
5% Beneficial Stockholders
National Community Investment Fund 135 South LaSalle Street, Suite 3025 Chicago, IL 60603	399,821(1)	7.78%
Dream Chasers Capital Group LLC 26 Broadway, 8th Floor New York, New York 10004	497,774(2)	9.68%

(1)
Based on a Schedule 13G filed on July 21, 2023.

(2)
Based upon Schedule 13D jointly filed by Dream Chasers Capital Group LLC, Gregory Antonius Lewis, Shawn Paul Herrera, Kevin Scott Winters, and Jeffrey John Bailey with the SEC on October 22, 2024, which reports aggregate beneficial ownership of 497,774 shares of Common Stock. Includes 161,200 shares owned jointly with Jeffrey John Bailey’s wife, Michelle Bailey. Jeffrey John Bailey has entered into a Proxy and Power of Attorney that grants full voting and investment discretion over 98,800 Shares to Garrett Kyle Bailey. In total, Jeffrey John Bailey owns an aggregate of 358,274 Shares, however beneficially owns for purposes of Section 13(d) 259,474 Shares.

Note:   Above amounts do not include the recent disposition of shares by the Dream Chasers Group; as of the date of this Supplement Dream Chasers Capital Group LLC beneficially owns 409,774 shares of Common Stock constituting 7.97%.

Stock Ownership of Management
Name	Title	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percent of Common Stock Outstanding
Lewis P. Jones III	Chairperson of the Board	1,500	*
Pazel G. Jackson, Jr.	Director	6,326	*
Colvin W. Grannum	Director	2,740	*
Kenneth J. Knuckles	Director	2,000	*
Craig C. MacKay	Interim President and Chief Executive Officer, Director	6,000	*
Jillian E. Joseph	Director	1,667	*
Robin L. Nunn	Director	1,000	*
Christina L. Maier	First Senior Vice President and Chief Financial Officer	13,000	*

Name	Title	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percent of Common Stock Outstanding
Marc S. Winkler	Senior Vice President and Chief Administrative Officer	6,000
All directors and other executive officers as a group (10 persons)		57,591	1.12%

*
Less than 1% of outstanding Common Stock.

(1)
Amounts of equity securities shown include shares of common stock subject to options exercisable within 60 days as follows: Mr. Jones — 1,000; Mr. Grannum — 1,000; Mr. Knuckles — 1,000; Mr. McKay — 1,000; Ms. Joseph — 667; all officers and directors as a group — 4,667.